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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                                   FORM U-57/A



          AMENDMENT TO NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
  Filed under Section 33(a) of the Public Utility Holding Company Act of 1935,
                                   as amended




                                    N.V. UNA
                            (Name of foreign company)




                          RELIANT ENERGY, INCORPORATED
    (Name of filing company, if filed on behalf of a foreign utility company)



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         In a Form U-57 (File Number 073-00079) filed with the Securities and
Exchange Commission on October 5, 1999 (the "Original Form U-57"), Reliant Energy, Incorporated, a Texas corporation ("REI"), claimed foreign utility company status for N.V. UNA, a corporation organized under the laws of the Netherlands. REI hereby amends the third paragraph of Item 1 of the Original Form U-57 to read in its entirety as follows:

         "Forty percent (40%) of the capital stock of UNA will be held by Reliant Energy, Wholesale (Europe) C.V., a limited partnership (Reliant Energy Europe) formed under the laws of the Netherlands and an indirect subsidiary of Reliant Energy, Incorporated, a Texas corporation (REI). Reliant Energy Europe will acquire an additional twelve percent (12%) of the capital stock of UNA no later than December 1, 1999 and the remaining forty-eight percent (48%) of the capital stock of UNA on March 1, 2000."

         As amended hereby, the Original Form U-57 reads in its entirety as follows:

Item 1

STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

The name of the entity claiming foreign utility company status is: N.V. UNA
(UNA). UNA is organized under the laws of the Netherlands. The business addresses of UNA is as follows: N.V. UNA, (3534 AC) Utrecht, The Netherlands, Keulsekade 189.

UNA, an electrical generator company, has approximately 3,400MW of generating capacity. UNA's principal activity is the supply of electricity and heat to customers in the provinces of North Holland and Utrecht, which include the Municipality of Amsterdam. UNA operates a mix of gas, coal and steel blast furnace gas plants in the Amsterdam and Utrecht areas. In 1998, UNA generated 13,454 Gwh of electricity. In addition to the generation of electricity, UNA supplies the heating networks in the municipalities of Amsterdam, Utrecht, and Purmerend with steam and hot water from its cogeneration facilities. UNA supplied a total of 4,873 TJ of heat volume in 1998.

Forty percent (40%) of the capital stock of UNA will be held by Reliant Energy, Wholesale (Europe) C.V., a limited partnership (Reliant Energy Europe) formed under the laws of the Netherlands and an indirect subsidiary of Reliant Energy, Incorporated, a


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Texas corporation (REI). Reliant Energy Europe will acquire an additional twelve percent (12%) of the capital stock of UNA no later than December 1, 1999 and the remaining forty-eight percent (48%) of the capital stock of UNA on March 1, 2000.

Upon the acquisition of forty percent (40%) of the capital stock of UNA by Reliant Energy Europe, the remaining sixty percent (60%) of the capital stock of UNA will be held in equal amounts by the Municipality of Amsterdam, the Province of North Holland and N.V. Provinciaal En Gemeentelijk Utrechts Stroomleveringsbedrijf ("Pegus"). Pegus is owned by the Municipality of Utrecht and the Province of Utrecht. Reliant Energy Europe will acquire the remaining sixty percent (60%) of the capital stock of UNA pro rata from the other shareholders of UNA.

Item 2

STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

The names of the domestic associate public utility companies are Reliant Energy HL&P, an operating division of REI, and Reliant Energy Resources Corp., a Delaware corporation ("Resources"). Resources is a wholly owned subsidiary of REI. No portion of the purchase price for the capital stock of UNA will be paid by Reliant Energy HL&P or Resources.


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EXHIBITS

State certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, have been received from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma, and were filed as Exhibit 99a to the Original Form U-57.



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                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

RELIANT ENERGY, INCORPORATED

By: /s/ Mary P. Ricciardello
    ____________________________
        Mary P. Ricciardello,
        Senior Vice President and Comptroller
        (Principal Accounting Officer)

Date: October 6, 1999